FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
For the month of November 2002

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ England

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes.....	No...X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

.............................N/A................................................................................................................................................

The following press release was issued jointly by HSBC Holdings plc and Household International, Inc. on November 14, 2002.

14 November 2002

HSBC TO ACQUIRE HOUSEHOLD INTERNATIONAL

HSBC Holdings plc (“HSBC”) and Household International, Inc. (“Household”) have reached agreement for HSBC to acquire Household.

Under the terms of the merger agreement, which has been approved by each company’s board of directors, Household common shareholders will be entitled to receive 2.675 HSBC ordinary shares or 0.535 HSBC American Depositary Shares for each share of Household common stock. The consideration is valued at approximately US$30.04 per Household share, based on the closing price of a HSBC ordinary share on the London Stock Exchange of £7.07 (approximately US$11.23) on 13 November 2002. On this basis the total consideration for the current outstanding Household common stock is approximately US$14,242 million (approximately £8,967 million). The HSBC shares to be issued in exchange for Household common shares will result in an increase in the issued share capital of HSBC of approximately 13.38%.

Options over shares of Household common stock granted under various Household option plans will be converted into options over HSBC ordinary shares. Certain of Household’s outstanding preferred stock will be redeemed by Household pursuant to their respective terms. The remaining series of Household’s outstanding preferred stock will be converted in the acquisition into the right to receive from HSBC cash in an aggregate amount of US$1,100 million.

The agreement is subject to a number of conditions including the approval of the shareholders of HSBC and Household, and regulatory and other consents and approvals in the USA, Canada, the UK and other relevant jurisdictions. The acquisition is expected to be completed during the first quarter of 2003. Upon completion, Household will become a wholly-owned subsidiary of the HSBC Group.

HSBC to acquire Household

The acquisition:

•	Meets HSBC’s stated objective of growing consumer assets, adding a significant business with over 50 million customers worldwide and total owned assets as at 30 September 2002 of US$101 billion.

•	Improves the geographic balance of HSBC’s earnings, significantly increasing the contribution from North America.

•	Delivers national coverage in the USA for consumer lending, credit cards and credit insurance with approximately 1,400 offices in 46 States.

•	Creates a top 10 credit card player globally.

•	Offers exciting opportunities to extend Household’s business model into countries and territories currently served by HSBC.

•	Broadens the product range available to the enlarged customer base.

•	Provides the opportunity for significant funding, cost and revenue synergies.

The combination of businesses is expected to produce cost savings in the areas of information technology, administrative support and the consolidating of card processing. The acquisition is expected to be accretive to earnings per share for 2003.

Sir John Bond, HSBC Group Chairman, said: “This is a great opportunity for us to strengthen both HSBC and Household’s businesses in a way that benefits both sets of shareholders and is consistent with HSBC’s strategic objectives. This deal brings together one of the world’s most successful deposit gatherers with one of the world’s largest generators of assets. It is an extremely good match.

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HSBC to acquire Household

“Household will bring over 50 million customers in North America and provide coverage throughout the USA. We also welcome into the Group a talented management team which has created one of the best-in-class technology and marketing platforms in financial services.”

William F. Aldinger, Chairman and CEO of Household, said: “The opportunities within Household to build our business are significantly enhanced through the financial strength and extensive product range which HSBC brings. In particular, we look forward to the opportunity to be able to refer up to HSBC those of our customers who might otherwise be lost to the traditional banking sector as their financial circumstances allow. They will have the opportunity to stay within our enlarged group.

“We also see great potential from combining HSBC’s strong relations in lending, cash management and trade services to the retail trade sector with our partnering relationships in private label credit cards.”

Description of businesses

Founded in 1878, Household is a leading provider of consumer loans, credit cards, auto finance and credit insurance to over 50 million customers across the USA, the UK and Canada.

Household is the largest independent consumer finance company in the USA. It is also the country’s second largest third-party issuer of private label credit cards and eighth largest issuer of MasterCard and Visa credit cards. Household is the USA’s fourth largest provider of credit insurance.

In the UK and Ireland, with over 200 branches operating under the HFC and Beneficial brand names, Household is a leading provider of consumer loans, retail finance and credit

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HSBC to acquire Household

cards. In Canada, Household has 110 branches in 10 provinces offering a range of consumer financial services.

The following table sets out selected consolidated financial information of Household (in US$ millions) which has been extracted from its filings with the US Securities and Exchange Commission:

	Six months ended	Year ended	Year ended

	30 June 2002	31 December 2001	31 December 2000
Total common shareholders’ equity	8,661.2	7,842.9	7,667.2
Income before income taxes	1,502.6	2,818.4	2,499.5
Net income	998.4	1,847.6	1,630.6

Household is listed on the New York Stock Exchange.

Headquartered in London, HSBC is one of the largest banking and financial services organisations in the world. At 30 June 2002, the HSBC Group had total assets of US$746 billion and total capital resources of US$55 billion.

The HSBC Group’s international network comprises more than 7,000 offices in 81 countries and territories, operating in the Asia-Pacific region, Europe, the Americas, the Middle East and Africa. HSBC is the largest foreign-owned bank in the USA, where the Group’s origins date back to 1850. HSBC’s principal operating entity in the USA, HSBC Bank USA, has the largest branch network in New York State.

HSBC is listed on stock exchanges in London, Hong Kong, New York and Paris. Its shares are held by around 190,000 shareholders in some 100 countries and territories.

Through a global network linked by advanced technology, the Group provides a comprehensive range of financial services: personal, commercial, investment and private banking; trade services; cash management; treasury and capital markets services; insurance;

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HSBC to acquire Household

consumer and business finance; pension and investment fund management; trustee services; and securities and custody services.

Further information on Household and HSBC is set out in Appendices 1 and 2 which form part of this announcement.

Details of the acquisition

Structure

The acquisition will be effected in accordance with the terms of a merger agreement entered into today between HSBC, a wholly-owned subsidiary of HSBC, and Household, which provides for Household to be merged with that subsidiary of HSBC. Following the merger Household will be a wholly-owned subsidiary of HSBC Group.

Terms and consideration

Under the terms of the merger agreement Household common shareholders will receive 2.675 new HSBC ordinary shares for each share of Household common stock, equivalent to approximately US$30.04 per Household share based on the closing price of a HSBC ordinary share on the London Stock Exchange of £7.07 (approximately US$11.23) on 13 November 2002. Household shareholders will have the right to elect to receive instead 0.535 HSBC American Depositary Shares per share of common stock of Household. Each American Depositary Share represents five ordinary shares of HSBC. The merger is expected to be tax-free for common shareholders of Household under US tax law.

Holders of Household common stock will receive the regular Household quarterly dividend payable in January 2003 and will be entitled to receive the benefit of the HSBC second interim dividend in respect of 2002, which is expected to be paid to HSBC shareholders in May 2003.

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HSBC to acquire Household

Based on the current outstanding Household common stock, 1,268,260,653 new ordinary shares of US$0.50 each of HSBC will be issued as consideration representing a total consideration of approximately US$14,242 million (approximately £8,967 million) based on the closing price of a HSBC share on the London Stock Exchange on 13 November 2002.

The outstanding options to purchase 21,366,370 shares of Household granted under various Household option plans will be assumed by HSBC and converted into options to purchase shares of HSBC (and the per share exercise prices will be adjusted) based on the exchange ratio for the underlying common shares as described above.

Certain series of Household’s outstanding preferred stock will be redeemed by Household pursuant to their respective terms at their liquidation value (103% of liquidation value in the case of the US$4.50 Cumulative Preferred Stock) at an aggregate cost of approximately US$115 million, plus accrued but unpaid dividends. The remaining series of Household’s outstanding preferred stock will be converted in the acquisition into the right to receive from HSBC cash in an amount equal to their liquidation value (in an aggregate amount of US$1,100 million) plus accrued but unpaid dividends, unless a holder instead exercises statutory appraisal rights to receive the judicially appraised value of his shares of such preferred stock. Outstanding Trust Preferred Stock guaranteed by Household and outstanding Household indebtedness will remain outstanding as obligations of Household following the acquisition. Pursuant to their terms, the outstanding Household 8.875% Adjustable Conversion-Rate Equity Units will also remain outstanding, with the purchase contracts that form a portion of such Units becoming contracts to purchase HSBC ordinary shares in lieu of Household shares.

Assuming full exercise of all the aforementioned options and Units, up to a maximum of 124,832,539 additional HSBC ordinary shares could potentially be issued as a result of the acquisition.

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HSBC to acquire Household

The consideration was arrived at after arm’s length negotiations between the parties and the directors of HSBC consider it to be fair and reasonable.

Household has agreed to pay HSBC a termination fee of US$550 million under certain circumstances if the acquisition is not completed.

The new HSBC shares will be issued pursuant to the existing authority granted to the directors of HSBC at the annual general meeting held on 31 May 2002 and/or pursuant to a new authority to be sought from shareholders.

Conditions and approvals

The acquisition is subject to certain conditions including approval by the shareholders of each of HSBC and Household and various regulatory and other consents and approvals in the United States, Canada, the UK and other relevant jurisdictions. It is expected to be completed by the end of the first quarter of 2003.

The acquisition constitutes for HSBC a Class 1 transaction under the Listing Rules of the UK Financial Services Authority and a discloseable transaction under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong. The acquisition does not involve any connected person of HSBC (as defined in the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong).

The acquisition is conditional upon, amongst other matters, the approval of the merger agreement by the holders of voting shares of HSBC and Household at shareholders’ meetings, which are expected to take place in the first quarter of 2003. Formal documentation relating to the acquisition will be sent to HSBC and Household shareholders in due course. This documentation will include notices of the shareholders’ meetings and full details of the acquisition, and will set out the necessary actions to be taken by shareholders of HSBC and Household.

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HSBC to acquire Household

Application will be made to the UK Listing Authority and to the London Stock Exchange for the new ordinary shares of HSBC to be admitted to the Official List and to trading respectively, to the Stock Exchange of Hong Kong for listing of, and permission to deal in, the new ordinary shares of HSBC, and to the New York Stock Exchange and Euronext, Paris for listing of the new ordinary shares of HSBC.

An application has been made to the Stock Exchange of Hong Kong to bring the timetable for the sending of documentation to HSBC shareholders in line with the sending of documentation to Household common shareholders which is subject to a filing and review process with the US Securities and Exchange Commission. It is expected that this documentation will be sent in the first quarter of 2003.

Boards’ recommendations

The board of HSBC considers the acquisition to be in the best interests of HSBC’s shareholders taken as a whole. In addition, the board of HSBC, which has been advised by Morgan Stanley & Co. Limited, Rohatyn Associates LLC and HSBC Investment Bank plc, considers the financial terms of the acquisition to be fair and reasonable. In providing advice to the board of HSBC, Morgan Stanley & Co. Limited, Rohatyn Associates LLC and HSBC Investment Bank plc have taken into account the board’s commercial assessment of the transaction.

The board of Household has unanimously approved the acquisition and has determined to recommend that Household shareholders vote in favour of the resolutions to be proposed at a special shareholder meeting. Goldman, Sachs & Co. acted as financial adviser to Household and has provided an opinion to the board of Household that, from a financial point of view, the exchange ratio is fair to the common shareholders of Household. Separately, Keefe Bruyette & Woods, Inc. has provided an opinion that the consideration to be received in respect of preferred stock is fair to the preferred shareholders of Household from a financial point of view.

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HSBC to acquire Household

Management

William F. Aldinger, currently Chairman and CEO of Household, will become Chairman and CEO of a new holding company of the enlarged group in the USA by the end of 2003. He will enter into a new employment agreement with Household for a term of three years. Youssef A Nasr will continue as President and CEO of HSBC North America Inc. David A Schoenholz, President and COO of Household Inc, will manage the Consumer Finance business. Both executives will report to William F. Aldinger.

It is intended that William F. Aldinger will be invited to join the board of HSBC.

An exchange rate of US$1.5883 = £1, being the rate prevailing at the close of business in London on 13 November 2002, has been used above.

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HSBC to acquire Household

Media contacts:

	HSBC	Household

London	Richard Beck/Adrian Russell	—
Tel: + 44 (20) 7260 6757/8211

New York	Kathleen Rizzo Young	Craig Streem
	Tel: (212) 525 3800	Tel: (847) 564 6053

Hong Kong	Gareth Hewett	—
Tel: (852) 2822 4929

Investor Relations contacts:

	HSBC	Household

London	Pat McGuinness	—
Tel: + 44 (20) 7992 1938

New York	Ted Ayvas	Celeste Murphy
	Tel: (212) 525 6191	Tel: (847) 564 7568

Hong Kong	Gareth Hewett	—
Tel: (852) 2822 4929

Notes to editors:

1.	Analysts’ conference Analysts are invited to a presentation by HSBC and Household at 10.00hrs on Thursday 14 November 2002, at HSBC’s new headquarters, 8 Canada Square, London E14.

2.	Press conference Media are invited to a presentation by HSBC and Household at 12.00hrs on Thursday 14 November 2002, at HSBC’s new headquarters, 8 Canada Square, London E14.

3.	TV and photography
After pre-registering with Reneé Annison at HSBC on 020 7260 9487, television cameras and photographers will be accommodated at the press conference at 12.00hrs on Thursday 14 November 2002, as above (see item 2).

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HSBC to acquire Household

This document may contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbour provisions of the US federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies’ ability to control or estimate precisely, such as changes in economic and market conditions, changes in interest rates and foreign exchange rates, changes in law, governmental policy and regulation, the effects of competition, the ability of HSBC and Household to adequately identify and manage the risks they face, changes resulting from the proposed acquisition including the difficulties of integrating systems, operational functions and cultures, and other risk factors detailed in HSBC’s and Household’s respective reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither HSBC nor Household undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement.

Investors and security holders are advised to read the prospectus regarding the business combination transaction referenced in this announcement, when it becomes available, because it will contain important information. The HSBC prospectus will also constitute the Household proxy statement and will be filed with the Securities and Exchange Commission by both companies. Household shareholders may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by either company at the Commission’s website at www.sec.gov. When available, the proxy statement/prospectus and the other documents may also be obtained from HSBC by contacting HSBC, Attention: Ted Ayvas,Tel: (212) 525 6191 and/or Household by contacting Household, Attention: Craig Streem Tel: (847) 564 6055.

HSBC and Household and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Household shareholders in favour of the acquisition. Information concerning the participants will be set forth in the proxy statement/prospectus when it is filed with the Securities Exchange Commission.

Morgan Stanley & Co. Limited, Rohatyn Associates LLC and HSBC Investment Bank plc are acting for HSBC in connection with the acquisition and for no one else and will not be responsible to anyone other than HSBC for providing the protections afforded to clients of Morgan Stanley & Co. Limited, Rohatyn Associates LLC and HSBC Investment Bank plc or for providing advice in relation to the acquisition.

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HSBC to acquire Household

Appendix 1 — Summary Financial Information of Household

The following information is presented on a US GAAP basis and is extracted from Household’s filings with the US Securities and Exchange Commission.

Household
Condensed consolidated
statement of income

	US$ millions

	Six months ended 30	Year ended 31	Year ended 31
	June 2002	December 2001	December 2000
Net Interest margin	3,225.9	5,787.5	4,721.7
Provisions for credit
losses on owned receivables	(1,773.9)	(2,912.9)	(2,116.9)
Net interest margin after
provisions for credit
losses	1,452.0	2,874.6	2,604.8
Securitization revenue	1,041.7	1,762.9	1,459.3
Insurance revenue	347.6	662.4	561.2
Investment income	90.2	167.7	174.2
Fee income	406.8	903.5	760.2
Other income	283.3	322.5	228.8
Total other revenues	2,169.6	3,819.0	3,183.7
Salaries and fringe benefits	(898.3)	(1,597.2)	(1,312.1)
Sales incentives	(121.7)	(273.2)	(203.6)
Occupancy and equipment
expense	(185.5)	(337.4)	(306.6)
Other marketing expenses	(273.9)	(490.4)	(443.6)
Other servicing and
administrative expenses	(435.8)	(716.8)	(595.0)
Amortization of acquired
intangibles and goodwill	(32.4)	(157.6)	(166.4)
Policyholders’ benefits	(171.4)	(302.6)	(261.7)
Total costs and expenses	(2,119.0)	(3,875.2)	(3,289.0)
Income before income taxes	1,502.6	2,818.4	2,499.5
Income taxes	(504.2)	(970.8)	(868.9)
Net income	998.4	1,847.6	1,630.6
The Hong Kong dollar equivalent figures are for information only and are translated using the following average rates:
- HK$/US$

[Additional columns below]

[Continued from above table, first column(s) repeated]

	HK$ millions

	Six months ended 30	Year ended 31	Year ended 31
	June 2002	December 2001	December 2000
Net Interest margin	25,159	45,143	36,791
Provisions for credit
losses on owned receivables	(13,835)	(22,721)	(16,495)
Net interest margin after
provisions for credit
losses	11,324	22,422	20,296
Securitization revenue	8,124	13,751	11,371
Insurance revenue	2,711	5,167	4,373
Investment income	703	1,308	1,357
Fee income	3,173	7,047	5,923
Other income	2,209	2,516	1,783
Total other revenues	16,920	29,789	24,807
Salaries and fringe benefits	(7,006)	(12,458)	(10,224)
Sales incentives	(949)	(2,131)	(1,586)
Occupancy and equipment
expense	(1,447)	(2,632)	(2,389)
Other marketing expenses	(2,136)	(3,825)	(3,457)
Other servicing and
administrative expenses	(3,399)	(5,591)	(4,636)
Amortization of acquired
intangibles and goodwill	(253)	(1,229)	(1,297)
Policyholders’ benefits	(1,337)	(2,360)	(2,039)
Total costs and expenses	(16,527)	(30,226)	(25,628)
Income before income taxes	11,717	21,985	19,475
Income taxes	(3,932)	(7,572)	(6,770)
Net income	7,785	14,413	12,705
The Hong Kong dollar equivalent figures are for information only and are translated using the following average rates:
- HK$/US$	7.799	7.800	7.792

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HSBC to acquire Household

Household
Condensed consolidated balance sheet

	US$ millions
	As at	As at
	30 June 2002	31 December 2001
Assets
Cash	346.6	543.6
Investment securities	8,229.7	3,580.5
Receivables, net	82,133.0	79,263.5
Acquired intangibles, net	418.5	455.6
Goodwill	1,122.1	1,107.4
Properties and equipment, net	550.0	531.1
Real estate owned	456.7	398.9
Other assets	3,549.7	3,030.3
Total assets	96,806.3	88,910.9

Liabilities and shareholders’ equity
Debt
- Deposits	5,611.8	6,562.3
- Commercial paper, bank and other borrowings	3,598.7	12,024.3
- Senior and Senior subordinated debt (with original maturities over one year)	73,269.4	56,823.6
Total debt	82,479.9	75,410.2
Insurance policy and claim reserves	1,037.2	1,094.5
Other liabilities	2,809.8	3,132.5
Total liabilities	86,326.9	79,637.2

Company obligated mandatorily redeemable
preferred securities of subsidiary trusts	975.0	975.0
Preferred stock	843.2	455.8
Common shareholders’ equity
- Common stock	551.7	551.7
- Additional paid-in capital	2,058.3	2,030.0
- Retained earnings	9,597.3	8,837.5
- Accumulated other comprehensive income	(605.3)	(732.4)
Less: common stock in treasury	(2,940.8)	(2,843.9)
Total common shareholders’ equity	8,661.2	7,842.9

Total liabilities and shareholders’ equity	96,806.3	88,910.9
The Hong Kong dollar equivalent figures are for information only and are translated using the following closing rates:
- HK$/US$

[Additional columns below]

[Continued from above table, first column(s) repeated]

	HK$ millions
	As at	As at
	30 June 2002	31 December 2001
Assets
Cash	2,703	4,239
Investment securities	64,192	27,921
Receivables, net	640,637	618,097
Acquired intangibles, net	3,264	3,553
Goodwill	8,752	8,636
Properties and equipment, net	4,290	4,142
Real estate owned	3,562	3,111
Other assets	27,689	23,627
Total assets	755,089	693,326

Liabilities and shareholders’ equity
Debt
- Deposits	43,772	51,173
- Commercial paper, bank and other borrowings	28,070	93,765
- Senior and Senior subordinated debt (with original maturities over one year)	571,501	443,110
Total debt	643,343	588,048
Insurance policy and claim reserves	8,090	8,535
Other liabilities	21,916	24,427
Total liabilities	673,349	621,010

Company obligated mandatorily redeemable
preferred securities of subsidiary trusts	7,605	7,603
Preferred stock	6,577	3,554
Common shareholders’ equity
- Common stock	4,303	4,302
- Additional paid-in capital	16,055	15,830
- Retained earnings	74,859	68,915
- Accumulated other comprehensive income	(4,721)	(5,711)
Less: common stock in treasury	(22,938)	(22,177)
Total common shareholders’ equity	67,558	61,159

Total liabilities and shareholders’ equity	755,089	693,326
The Hong Kong dollar equivalent figures are for information only and are translated using the following closing rates:
- HK$/US$	7.800	7.798

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HSBC to acquire Household

Appendix 2 — Summary Financial Information of HSBC

The financial information in respect of HSBC contained in this Appendix 2 does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Full audited accounts for HSBC Holdings plc for the years ended 31 December 2001 and 31 December 2000 have been delivered to the Registrar of Companies and the auditors of HSBC Holdings plc have given reports under Section 235 of the Companies Act 1985 on such accounts, which were unqualified reports within the meaning of Section 237(2) or (3).

The following information is presented on a UK GAAP basis and is extracted from HSBC’s 2002 Interim Report and 2001 Annual Report and Accounts.

HSBC Consolidated
Profit & Loss Account

	US$ millions
	Six months ended 30	Year ended 31	Year ended *
	June 2002	December 2001	31 December 2000
Interest receivable	14,229	35,261	37,746
Interest payable	(6,636)	(20,536)	(24,023)
Net interest income	7,593	14,725	13,723
Other operating income	5,510	11,163	10,850
Total operating income	13,103	25,888	24,573
Operating expenses	(7,146)	(14,605)	(13,577)
Goodwill amortisation	(396)	(799)	(510)
Operating profit
before provisions	5,561	10,484	10,486
Provisions for bad and
doubtful debts	(715)	(2,037)	(932)
Provisions for
contingent liabilities
and commitments	(3)	(649)	(71)
Loss from foreign
currency
redenomination in
Argentina	(45)	(520)	0
Amounts written off
fixed asset
investments	(139)	(125)	(36)
Operating profit	4,659	7,153	9,447

Share of operating
loss in joint ventures	(23)	(91)	(51)
Share of operating
profit in associates	71	164	75
Gains/(losses) on
disposal of:
- investments	351	754	302
- tangible fixed assets	(1)	20	2
Profit on ordinary
activities before tax	5,057	8,000	9,775
Tax on ordinary
activities	(1,315)	(1,988)	(2,238)
Profit on ordinary
activities after tax	3,742	6,012	7,537

Minority interests:
- equity	(278)	(579)	(558)
- non-equity	(184)	(441)	(351)
Profit attributable to
shareholders	3,280	4,992	6,628

Dividends	(1,929)	(4,467)	(4,010)
Retained profit	1,351	525	2,618

[Additional columns below]

[Continued from above table, first column(s) repeated]

	HK$ millions
	Six months ended 30	Year ended 31	Year ended 31
	June 2002	December 2001	December 2000
Interest receivable	110,972	275,036	294,117
Interest payable	(51,754)	(160,181)	(187,187)
Net interest income	59,218	114,855	106,930
Other operating income	42,972	87,071	84,543
Total operating income	102,190	201,926	191,473
Operating expenses	(55,732)	(113,919)	(105,792)
Goodwill amortisation	(3,088)	(6,232)	(3,974)
Operating profit
before provisions	43,370	81,775	81,707
Provisions for bad and
doubtful debts	(5,576)	(15,889)	(7,262)
Provisions for
contingent liabilities
and commitments	(23)	(5,062)	(553)
Loss from foreign
currency
redenomination in
Argentina	(351)	(4,056)	0
Amounts written off
fixed asset
investments	(1,084)	(975)	(281)
Operating profit	36,336	55,793	73,611

Share of operating
loss in joint ventures	(179)	(709)	(397)
Share of operating
profit in associates	554	1,279	584
Gains/(losses) on
disposal of:
- investments	2,737	5,881	2,353
- tangible fixed assets	(8)	156	16
Profit on ordinary
activities before tax	39,440	62,400	76,167
Tax on ordinary
activities	(10,256)	0	(17,439)
Profit on ordinary
activities after tax	29,184	62,400	58,728

Minority interests:
- equity	(2,168)	(4,516)	(4,348)
- non-equity	(1,435)	(3,440)	(2,735)
Profit attributable to
shareholders	25,581	54,444	51,645

Dividends	(15,044)	(34,843)	(31,246)
Retained profit	10,537	19,601	20,339

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HSBC to acquire Household

• - Figures for 2000 have not been restated to reflect the adoption of UK Financial Reporting Standard 19 “Deferred Tax”.
The Hong Kong dollar equivalent figures are for information only and are translated using the following average rates:
- HK$/US$	7.799	7.800	7.792

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HSBC to acquire Household

HSBC
Consolidated balance sheet

	US$ millions

	As at	As at
	30 June 2002	31 December 2001
Assets
Cash and balances at central banks	5,561	6,185
Items in the course of collection from
other banks	5,894	5,775
Treasury bills and other eligible bills	19,255	17,971
Hong Kong SAR Government certificates of
indebtedness	8,986	8,637
Loans and advances to banks	100,965	104,641
Loans and advances to customers	342,057	308,649
Debt securities	172,792	160,579
Equity shares	8,710	8,057
Interests in joint ventures	144	292
Interests in associates	1,042	1,056
Other participating interests	47	120
Intangible fixed assets	15,111	14,564
Tangible fixed assets	13,988	13,521
Other assets	44,363	38,632
Prepayments and accrued income	7,420	7,566
Total assets	746,335	696,245
Liabilities
Hong Kong SAR currency notes in circulation	8,986	8,637
Deposits by banks	61,455	53,640
Customer accounts	470,778	449,991
Items in the course of transmission to
other banks	4,112	3,798
Debt securities in issue	28,683	27,098
Other liabilities	86,642	72,623
Accruals and deferred income	7,707	7,149
Provisions for liabilities and charges:
- deferred taxation	1,181	1,057
- other provisions	3,292	3,883
Subordinated liabilities:
- undated loan capital	3,517	3,479
- dated loan capital	12,199	12,001
Minority interests:
- equity	2,253	2,210
- non-equity	4,352	4,291
Called up share capital	4,725	4,678
Reserves	46,453	41,710
Shareholders’ funds	51,178	46,388
Total liabilities	746,335	696,245
The Hong Kong dollar equivalent figures are for information only and are translated using the following closing rates:
-HK$/US$

[Additional columns below]

[Continued from above table, first column(s) repeated]

	HK$ millions

	As at	As at
	30 June 2002	31 December 2001
Assets
Cash and balances at central banks	43,376	48,231
Items in the course of collection from
other banks	45,973	45,033
Treasury bills and other eligible bills	150,189	140,138
Hong Kong SAR Government certificates of
indebtedness	70,091	67,351
Loans and advances to banks	787,526	815,990
Loans and advances to customers	2,668,045	2,406,845
Debt securities	1,347,778	1,252,195
Equity shares	67,938	62,828
Interests in joint ventures	1,123	2,277
Interests in associates	8,128	8,235
Other participating interests	367	936
Intangible fixed assets	117,866	113,570
Tangible fixed assets	109,106	105,437
Other assets	346,031	301,251
Prepayments and accrued income	57,876	59,000
Total assets	5,821,413	5,429,317
Liabilities
Hong Kong SAR currency notes in circulation	70,091	67,351
Deposits by banks	479,349	418,285
Customer accounts	3,672,068	3,509,030
Items in the course of transmission to
other banks	32,074	29,617
Debt securities in issue	223,727	211,310
Other liabilities	675,808	566,314
Accruals and deferred income	60,115	55,748
Provisions for liabilities and charges:
- deferred taxation	9,212	8,242
- other provisions	25,677	30,280
Subordinated liabilities:
- undated loan capital	27,433	27,129
- dated loan capital	95,152	93,584
Minority interests:
- equity	17,573	17,233
- non-equity	33,946	33,461
Called up share capital	36,855	36,479
Reserves	362,333	325,254
Shareholders’ funds	399,188	361,733
Total liabilities	5,821,413	5,429,317
The Hong Kong dollar equivalent figures are for information only and are translated using the following closing rates:
-HK$/US$	7.800	7.798

16

The following is a correction to the announcement issued on November 14, 2002 relating to the acquisition of Household International, Inc. by HSBC Holdings plc.

HSBC TO ACQUIRE HOUSEHOLD INTERNATIONAL — Correction

The announcement released on 14 November 2002 relating to the acquisition of Household International, Inc by HSBC Holdings plc, set out in Appendix 2 the HSBC Consolidated Profit & Loss Account for the two years ended 31 December 2001 and the six months ended 30 June 2002. The US dollar figures were extracted from HSBC’s 2002 Interim Report and 2001 Annual Report and Accounts. Equivalent figures in Hong Kong dollars were included for information.

All the US dollar figures are correct. However, in respect of the year ended 31 December 2001, the Hong Kong dollar figure in the “tax on ordinary activities” line should have read “(15,506)”. This affects the Hong Kong dollar figures for profit on ordinary activities after tax, profit attributable to shareholders and retained profit in respect of that period.

A corrected version of the HSBC Consolidated Profit & Loss Account is attached as an Appendix to this announcement. The remainder of the original announcement is unchanged.

Appendix
HSBC Consolidated
Profit & Loss Account		US$ millions			HK$ millions
	Six months ended 30	Year ended 31	Year ended *	Six months ended 30	Year ended 31	Year ended 31
	June 2002	December 2001	31 December 2000	June 2002	December 2001	December 2000
Interest receivable	14,229	35,261	37,746	110,972	275,036	294,117

Interest payable	(6,636)	(20,536)	(24,023)	(51,754)	(160,181)	(187,187)

Net interest income	7,593	14,725	13,723	59,218	114,855	106,930

Other operating income	5,510	11,163	10,850	42,972	87,071	84,543

Total operating income	13,103	25,888	24,573	102,190	201,926	191,473

Operating expenses	(7,146)	(14,605)	(13,577)	(55,732)	(113,919)	(105,792)

Goodwill amortisation	(396)	(799)	(510)	(3,088)	(6,232)	(3,974)

Operating profit before provisions	5,561	10,484	10,486	43,370	81,775	81,707

Provisions for bad and doubtful debts	(715)	(2,037)	(932)	(5,576)	(15,889)	(7,262)

Provisions for contingent liabilities and commitments	(3)	(649)	(71)	(23)	(5,062)	(553)

Loss from foreign currency redenomination in Argentina	(45)	(520)	0	(351)	(4,056)	0

Amounts written off fixed asset investments	(139)	(125)	(36)	(1,084)	(975)	(281)

Operating profit	4,659	7,153	9,447	36,336	55,793	73,611

Share of operating loss in joint ventures	(23)	(91)	(51)	(179)	(709)	(397)

Share of operating profit in associates	71	164	75	554	1,279	584

Gains/(losses) on disposal of:

- investments	351	754	302	2,737	5,881	2,353

- tangible fixed assets	(1)	20	2	(8)	156	16

Profit on ordinary activities before tax	5,057	8,000	9,775	39,440	62,400	76,167

Tax on ordinary activities	(1,315)	(1,988)	(2,238)	(10,256)	(15,506)	(17,439)

Profit on ordinary activities after tax	3,742	6,012	7,537	29,184	46,894	58,728

Minority interests:

- equity	(278)	(579)	(558)	(2,168)	(4,516)	(4,348)

- non-equity	(184)	(441)	(351)	(1,435)	(3,440)	(2,735)

Profit attributable to shareholders	3,280	4,992	6,628	25,581	38,938	51,645

Dividends	(1,929)	(4,467)	(4,010)	(15,044)	(34,843)	(31,246)

Retained profit	1,351	525	2,618	10,537	4,095	20,339

*	- Figures for 2000 have not been restated to reflect the adoption of UK Financial Reporting Standard 19 “Deferred Tax”.

The Hong Kong dollar equivalent figures are for information only and are translated using the following average rates:

- HK$/US$	7.799	7.800	7.792

The financial information in respect of HSBC contained in this announcement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Full audited accounts for HSBC Holdings plc for the years ended 31 December 2001 and 31 December 2000 have been delivered to the Registrar of Companies and the auditors of HSBC Holdings plc have given reports under Section 235 of the Companies Act 1985 on such accounts, which were unqualified reports within the meaning of Section 237(2) or (3).

On November 14, 2002, HSBC Holdings plc and Household International, Inc. held a meeting for the investment community to discuss the acquisition by HSBC of Household. A copy of the slides shown at the meeting follows.

Forward Looking Statements This presentation may contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbour provisions of the US federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as changes in economic and market conditions, changes in interest rates and foreign exchange rates, changes in law, governmental policy and regulation, the effects of competition, the ability of HSBC and Household to adequately identify and manage the risks they face, changes resulting from the proposed acquisition including the difficulties integrating systems, operational functions and cultures, and other risk factors detailed in HSBC's and Household's respective reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither HSBC nor Household undertake any obligation to publicly release any revisions to these forward-looking statement to reflect events or circumstances after the date of this announcement. Investors and security holders are advised to read the prospectus regarding the business combinations transaction referenced in the announcement, when it becomes available, because it will contain important information. The HSBC prospectus will also constitute the Household proxy statement and will be filed with the Securities and Exchange Commission by both companies. Household shareholders may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by either company at the Commission's website at www.sec.gov. When available, the proxy statement/prospectus and other documents may also be obtained from HSBC by contacting HSBC, Attention Patrick McGuinness, Investor Relations and/or Household by contacting Household, Attention Craig Streem, Investor Relations. HSBC and Household and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Household shareholders in favour of the acquisition. Information concerning the participants will be set forth in the proxy statement/prospectus when it is filed with the Securities and Exchange Commission.

Strategic Rationale Bringing together one of the world's top asset generators with one of the world's top deposit gatherers Significant geographic and business line diversification Stable and lower cost funding for Household with enhanced market access Meaningful opportunities to broaden the product range available to both retail and commercial customers International roll-out of Household's business model Leveraging Household's strong marketing, credit management and technology skills

Creating a Financial Services Franchise Balanced between North America, Europe and Asia Strategic Fit Consumer focused asset generator Human Fit Shared vision for the future Technology Fit Complementary platforms and approach Ease of Integration Management continuity and branding to be preserved EPS Accretion Yes and risk adjusted value enhancing Manageable Risk Careful consideration of business model and controls Criteria Key Points

Overview of HSBC

HSBC Established in 1865 Headquartered in the United Kingdom Over 7,000 offices in 81 countries World's 3rd largest financial institution by market capitalisation (US$107bn) 190,000 shareholders in over 100 countries and territories Stock listed on London, New York, Hong Kong and Paris exchanges US$51bn of shareholders' funds; Pre-tax cash profits* of US$5.5bn for the first six months of 2002 * Cash basis pre-tax profits are derived by adjusting reported pre-tax profits to eliminate the impact of the amortisation of goodwill arising from acquisitions.

HSBC's Geographic and Business Mix * Cash basis pre-tax profits for the six months ended 30 June 2002. Personal Financial Services 34 Commercial Banking 27 Corporate, I-Banking and Marketing 35 Private Banking 4 CIBM 36% Commercial Banking 28% Personal Financial Services 34% Private Banking 4% Europe 40 Asia 47 North America 12 Latin America 1 Europe 40% Asia 47% North America 12% Geographic Mix* Business Mix* Latin America 1%

Operating profit before provisions, excluding goodwill amortisation as % of average risk- weighted assets BDD % ARWA OPBP / RWA 1993 0.98 2.06 1994 0.22 2.24 1995 0.31 2.5 1996 0.25 2.86 1997 0.36 2.69 1998 0.88 2.15 1999 0.7 2.56 2000 0.26 2.78 2001 0.52 2.38 1H 02 0.36 2.67 HSBC's Operating Margin Bad debt charge as % of average risk weighted assets

Characteristics of HSBC's Business Model Customer driven approach organised around customer segments Fair pricing and product choice underpin customer service Differentiation through home grown information systems Leveraging internationality through multiple channels Conservative and thrifty Collective management character based on long-term careers

HSBC's Presence in the U.S. Long history in the United States First agency in San Francisco in 1865 Acquired Marine Midland in 1980 Acquired Republic New York Corporation in 1999 Strong U.S. banking franchise 11th largest U.S. bank 423 branches nationwide (plus 15 in Panama) Total U.S. assets of US$90bn Total U.S. deposits US$56bn HSBC USA is AA- rated

Overview of Household

Household Established in 1878 Recognised leader in U.S. consumer lending Leading market share in all businesses Leading brand names in consumer finance Profitable and growing credit card businesses - private label and bank card Extensive customer base and distribution network 53+ million customers across the entire United States Nationwide branch network, direct mail and e-commerce Significant distribution through alliances and business partnerships Consistent financial performance US$1.8bn of after-tax profits in 2001 US$1.2bn of after-tax profits for the first nine months of 2002 after absorbing US$333m charge Disciplined and sustainable asset growth Strong margins and returns on a total and risk-adjusted basis Leads "Best Practices" in consumer finance

Household's Receivables by Type First Mortgage- Correspondent 18 First Mortgage - Branch 22 Second Mortgages 8 Personal Non-Credit Card 18 MasterCard/Visa 16 Private Label 13 Auto 7 First Mortgages Correspondent 16% Second Mortgages 8% First Mortgages Branch 22% Personal Non-Credit Card 18% MasterCard/Visa Bank Card 16% Private Label Credit Card 13% Auto 7% US$105.5 Billion Note: As of 30 June 2002. Receivables are on a managed basis.

Household's Customer Base Note: Based on outstanding managed receivables as of 30 June 2002. * U.S. real estate secured loan customers ** Auto finance customers Prime 0.63 Near Prime 0.17 Subprime 0.197 Prime 63% Subprime 20% Near Prime 17% Average age between 40 - 50 Average household income between US$45,000 and US$60,000 Average home value* between US$120,000 - US$175,000 Average auto value** between US$12,000 - US$15,000 Household's 53 million customers have the following characteristics:

Household's Core Customer is the Middle Income Market Customers can be classified as Prime, Near Prime and Subprime Probability of Default: Determined by the credit score. General bands are as follows: Low: >660 Medium: 580-660 High: <580 Expected loss given default: What percent of the loan is at risk given default Low: <25% Medium: 25% to 75% High: >75% Low Medium High Low Medium High Credit Card - GM Credit Card - UP Private Label Real Estate Secured - 1st Lien Real Estate Secured - 2nd Lien PHL; Credit Card - Household Bank PROBABILITY OF DEFAULT EXPECTED LOSS GIVEN DEFAULT Auto Subprime credit card Branch unsecured

Household's Distribution Channels Internet 1st Qtr 2nd Qtr 3rd Qtr 4th Qtr East 1 1 1 1 1 1 1 1 Alliance Relationships Telesales Direct Mail Retail Merchants Branch Offices Tax Preparation Services Auto Dealerships Corres- pondents Varied Distribution Channels Internet

Midwest (U.S. Population 23%) Mortgage** 21% Consumer Finance 22% Bank Card 26% Private Label CC 19% Auto 17% Mid Atlantic (U.S. Population 13%) Mortgage** 10% Consumer Finance 17% Bank Card 14% Private Label CC 12% Auto 15% California (U.S. Population 12%) Mortgage** 17% Consumer Finance 16% Bank Card 14% Private Label CC 13% Auto 14% Southwest (U.S. Population 14%) Mortgage** 11% Consumer Finance 8% Bank Card 11% Private Label CC 16% Auto 18% Southeast (U.S. Population 19%) Mortgage** 24% Consumer Finance 15% Bank Card 12% Private Label CC 25% Auto 29% Household's Consumer Lending Franchise* West (U.S. Population 8%) Mortgage** 10% Consumer Finance 10% Bank Card 7% Private Label CC 6% Auto 4% * Represents % distribution of managed receivables as of 31 December 2001. ** Mortgages originated through correspondent channels. Nationwide Coverage and Well Diversified Northeast (U.S. Population 11%) Mortgage** 7% Consumer Finance 12% Bank Card 16% Private Label CC 9% Auto 3%

Characteristics of Household's Business Model Centralised approach to business Sales skills and culture Partnering skills and culture Low cost producer "Best in Class" technology Strong marketing and credit management analytics

Opportunities

Creates a Balanced Worldwide Portfolio Europe 40 Asia 47 North America 12 Latin America 1 Europe 46 Asia 34 North America 19 Latin America 1 Europe 32 Asia 37 North America 30 Latin America 1 Europe 40 Asia 29 North America 30 Latin America 1 HSBC with Household North America 12% Latin America 1% Latin America 1% Latin America 1% Latin America 1% Managed Assets Cash Basis Pre-Tax Profits Note: As of or for the six months ended 30 June 2002. Asia 47%

Significantly Expands Consumer Franchise Personal Financial Services 34 Commercial Banking 28 CIBM 36 Private Banking 4 HSBC with Household Managed Loans/Receivables Cash Basis Pre-tax Profits Commercial Banking 28% Personal Financial Services 34% PFS 37 Commerical 26 CIBM 33 Private Banking 4 PFS 43 Commercial 23 CIBM 30 Private Banking 4 PFS 52 Commerical 20 CIBM 25 Private Banking 3 CIBM 36% Private Banking 4% Commercial Banking 21% Personal Financial Services 49% CIBM 28% Private Banking 3% Commercial Banking 26% Personal Financial Services 37% CIBM 33% Private Banking 4% Commercial Banking 20% Personal Financial Services 52% CIBM 25% Private Banking 3% Note: As of or for the six months ended 30 June 2002.

Opportunities for Cost Synergies Lower cost funding Cost benefits from consolidating HSBC's NAFTA card processing requirements, currently outsourced, into Household Technology Administrative

Additional Business Opportunities Capture valuable customer business that falls below HSBC's or above Household's natural franchise Market prime products through Household origination channels and non-prime products to HSBC's deposit customers falling below HSBC's credit origination preferences Migrating customers into HSBC as their financial circumstance evolve Link Household's Hispanic customer base with HSBC's Mexican banking network for remittance services Link HSBC's Mexican banking network with Household's consumer finance capabilities to serve qualifying emigrants Note: HSBC's Mexican network is dependent upon the successful completion of its acquisition of Grupo Financiero Bital SA de CV.

Transform Household's Store Card Business US$13.5bn in Household receivables Capitalise on HSBC's stronger brand for B-to-B business capture Leverage Household's partnering skills in its private label card business with HSBC's merchant acquiring, trade finance and retailer lending business to maximise sales opportunities

Complementary Technology Platforms "Best in Class" technology in both organisations Compatible systems architectures allow for cost savings through consolidation and common purchasing Significant scalability in volume allows for low-cost expansion across wider geographic markets particularly in credit card Household's marketing database management and credit scoring capability at the forefront of global practice to be rolled out through HSBC

Risks

Sales Practice Settlement In October Household reached a preliminary nationwide settlement with state agencies regarding its branch sales practices Established US$484 million fund to assist qualifying customers The settlement, which is on track to be finalized by year-end, will resolve regulatory concerns without significantly impacting Household's economic model The agreement should significantly reduce Household's risk of related civil litigation liability

Setting the Standard for Consumer Lending Further refinement and implementation of "Best Practices" Introduction of innovative monitoring and compliance program Industry leading disclosures to customers We will continue to strengthen practices together Competitive advantage as industry evolves and consolidates

Credit Risk Mitigation Move towards lower risk secured business Increase in real-estate secured from 31% to 46% of total portfolio from 1997 to 2002 respectively 83% of the real estate secured portfolio is 1st lien versus 65% in 1997 1997 2002 Unsecured 0.69 0.54 Real Estate Secured 0.31 0.46 Managed Receivables Diversification

Credit Risk Mitigation Tightened underwriting policy criteria Tightened lending authority and exception policies Strengthened portfolio management Dramatically increased the number of collectors

Transaction Overview

Transaction Overview Fixed Exchange Ratio: 2.675 HSBC shares or 0.535 ADSs for each Household share Structure: Tax-free stock-for-stock exchange Total Equity Value*: US$14.2 billion Earnings Impact: Accretive to 2003 EPS Expected Close: First quarter 2003 Required Approvals: Regulatory Household and HSBC shareholders *Based on HSBC's closing price of £7.07 on 13 November 2002.

Pro Forma Impact Assets Cash 5,561 347 5,908 Items in course of collection 5,894 - 5,894 Treasury bills and debt securities 192,047 8,229 200,276 Loans & advances to banks 100,965 - 100,965 Liquid assets 304,467 8,576 313,043 Loans and advances to customers 342,057 104,456 446,513 (includes receivables serviced with limited recourse - 22,323 ) Total assets (excl HK notes) 737,349 119,129 856,478 (includes receivables serviced with limited recourse - 22,323 ) (excludes Hong Kong certificates of indebtedness 8,986 - ) Deposits from banks 61,455 - 61,455 Customer accounts 470,778 5,612 476,390 Other funding and subordinated liabilities 44,399 99,191 143,590 (includes funding relating to receivables serviced with limited recourse - 22,323 ) Total funding 576,632 104,803 681,435 (US$ in millions) HSBC Household Pro Forma

Maintain Substantial Loss Cushion (US$ in billions) Note. First six months of 2002 annualised. Cash Pre-tax Profits Before Provisions Credit Provisions East 20.4 6.7 Cash Pre-tax Profits Before Provisions Credit Provisions East 12 1.4 HSBC Pro Forma

Liquidity and Capital Remain Strong Gross Loans / Customer Deposits (%) HSBC 0.744 HSBC Pro Forma* 0.957 Bank of America 0.944 Citigroup 1.021 Chase 0.722 RBS 1.046 Deutsche Bank 0.714 Tier 1 Ratio 9.7%** 8.1% 9.2% 7.4% 8.5%*** * Based on Household's managed receivables. ** As published by HSBC. *** Assumes the successful completion of Household transaction and acquisition of Grupo Financiero Bital SA de CV. Note: As of 30 June 2002.

Summary Bringing together one of the world's top asset generators with one of the world's top deposit gatherers Further balances HSBC's earnings, geographic profile, business and product mix Provides significant opportunities for cost, funding and revenue synergies Demonstrable technology and human capital fit Setting the standards in consumer lending Risks are understood and manageable Accretive to HSBC's 2003 EPS

Pro Forma Financial Figures The pro forma financial figures in this presentation are presented for illustrative purposes only and have been prepared by aggregating financial information as at or for the six months ended 30 June 2002 of HSBC (prepared on a UK GAAP basis) with that of Household (prepared on a US GAAP basis). Financial information prepared in accordance with US GAAP may differ in certain significant respects from such information prepared in accordance with UK GAAP and the pro forma financial figures presented might therefore be materially different if Household's financial information had been presented in accordance with UK GAAP.

Forward Looking Statements This presentation may contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbour provisions of the US federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as changes in economic and market conditions, changes in interest rates and foreign exchange rates, changes in law, governmental policy and regulation, the effects of competition, the ability of HSBC and Household to adequately identify and manage the risks they face, changes resulting from the proposed acquisition including the difficulties integrating systems, operational functions and cultures, and other risk factors detailed in HSBC's and Household's respective reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither HSBC nor Household undertake any obligation to publicly release any revisions to these forward-looking statement to reflect events or circumstances after the date of this announcement. Investors and security holders are advised to read the prospectus regarding the business combinations transaction referenced in the announcement, when it becomes available, because it will contain important information. The HSBC prospectus will also constitute the Household proxy statement and will be filed with the Securities and Exchange Commission by both companies. Household shareholders may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by either company at the Commission's website at www.sec.gov. When available, the proxy statement/prospectus and other documents may also be obtained from HSBC by contacting HSBC, Attention Patrick McGuinness, Investor Relations and/or Household by contacting Household, Attention Craig Streem, Investor Relations. HSBC and Household and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Household shareholders in favour of the acquisition. Information concerning the participants will be set forth in the proxy statement/prospectus when it is filed with the Securities and Exchange Commission.

Cautionary statement This presentation is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 or (iii) are outside the United Kingdom. Nothing in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion contained in the Financial Services and Markets Act 2000.

On November 14, 2002, HSBC Holdings plc and Household International, Inc. held a meeting for the investment community to discuss the acquisition by HSBC of Household. A copy of the transcript for the meeting follows:

HSBC TO ACQUIRE HOUSEHOLD INTERNATIONAL INC

Transcript of the press conference at 1200 hours, 14 November 2002, London

Speakers:	Sir John Bond, Chairman, HSBC Holdings plc
Dave Schoenholz, President and Chief Operating Officer of
Household International, Inc.
Douglas Flint, Group Finance Director, HSBC Holdings plc

Sir John Bond, Chairman, HSBC Holdings plc:

Slide 1. Introduction

Good afternoon everybody. Thank you for coming here at short notice. Welcome to our new headquarters building for those of you who haven’t been here before. And welcome to those of you joining us by webcast.

We’ve called this briefing to discuss HSBC’s proposed acquisition of Household.

I am very pleased to introduce Dave Schoenholz, President and Chief Operating Officer of Household International. And also, of course, Douglas Flint, my colleague, HSBC Group Finance Director.

Slide 2. Forward Looking Statements

Before we start the presentation, I’d like to draw your attention to the cautionary words on forward looking statements on the screen.

And can I please ask that you turn off your mobile phones during the briefing. And lastly can I remind you that at hsbc.com you can find the news release and the slide presentation.

Slide 3. Strategic rationale

Let me start with the strategic rationale.

This is a great opportunity for us to strengthen both HSBC and Household’s businesses in a way that benefits both sets of shareholders and fulfils a major strategic objective. This deal brings together one of the world’s most successful deposit gatherers with one of the world’s largest generator of assets. We believe its an extremely good match.

In bringing national coverage of the USA, and by adding over 50 million personal customers, Household will also further balance the geographic and business line diversification of HSBC.

The combination of businesses provides the opportunity for meaningful cost, funding and revenue synergies.

It will also broaden the product range available to the enlarged customer base and it offers exciting opportunities to extend Household’s business model into countries and territories currently served by HSBC.

This will be based on leveraging Household’s strong marketing, credit management and technology skills.

2

Slide 4. Fulfilling our acquisition criteria

Our combination with Household fully satisfies our stringent criteria for making acquisitions:

The strategic fit is excellent: Household is a consumer focused asset gatherer that extends our personal financial services business and complements our deposit rich balance sheet.

We also welcome to the group a talented management team, which shares the same strategic vision for the future.

Household’s independent approach to technology has created one of the best-in-class technology and marketing platforms in financial services. And this matches our vision.

We expect that the integration of the two groups should be achieved with relative ease in that both management continuity and branding will be preserved.

We also believe this transaction adds value to both sets of shareholders, and we say this having given careful consideration to Household’s business model and controls.

Slide 5. Overview of HSBC.

Slide 6. HSBC

For this presentation, I will flick through the following slides that give a brief outline of HSBC fairly quickly, on the basis that you’re more familiar with the group than the shareholders of Household to whom this presentation will also be given in the United States.

3

Slide 7. HSBC’s geographic and business mix

Slide 8. HSBC’s operating margin

Slide 9. Characteristics of HSBC’s business model.

Slide 10. HSBC’s presence in the USA

HSBC originally came to the United States following the trade routes of its customers from Asia in the nineteenth century. We opened our first office in San Francisco in 1865.

The foundation of our US presence is based on the acquisition of Marine Midland in 1980 and the Republic Bank of New York Corporation in 1999.

We have a strong banking franchise in the United States, which ranks number 11 by asset size with total assets of 90 billion US dollars and a network of 423 branches.

Our HSBC USA debt is rated AA-.

I’d now like to hand you over to Dave Schoenholz who will tell you more about Household. Dave....

Dave Schoenholz, President and Chief Operating Officer of Household International Inc:

Slide 11. Overview of Household

Thank you, John. I am very pleased to be here today and pleased to give you a chance to learn a little bit more about Household.

Slide 12. Household

4

The first point I’d like to make is that like HSBC we’ve been around for a long time, tracing our roots to 1878. I think it’s interesting that if you add the collective experience of the two companies, they’ve over 250 years of serving customers.

We specialise in consumer lending; we’re not a bank. We don’t take deposits and we don’t take, we don’t do commercial lending.

Now, where we do compete though we have very strong market share, and that’s particularly the case in our Beneficial and HFC consumer finance branch-based business. We also have a very profitable credit card business.

We have lots of customers and we have lots of distribution channels in which we can touch those customers, and I’ll elaborate on that in a minute.

We are also characterised by strong financial performance. In 2001 we made 1.8 billion dollars in after tax profits and for the first nine months of 2002, we’ve made 1.2 billion dollars in after tax profits. Over the last five years, we’ve had a compound annual growth rate in receivables of 12 per cent. We’re very proud of that and think that represents very good, strong growth but also very sensible growth. Returns in this business are good, our after tax return on assets is about 2 per cent.

And the final overall point I’d like to make on this chart is that we’re working very hard to set industry standards for fair lending practices to the consumer finance customer.

Slide 13. Household’s receivables by type

I am going to talk briefly about our receivables portfolio. We manage about 105 billion dollars of receivables, and you can see that that’s very well diversified. About 46 per cent of that is secured by real estate, residential real estate, it is primarily First Mortgage receivables; and you can see it is also diversified by channel.

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About 18 per cent of the book is personal unsecured loans; 16 per cent of the portfolio are bank cards; about 13 per cent of the portfolio are store cards. And a relatively small 7% are auto loans; significantly we don’t do any auto leasing and don’t have any of the residual lease risk that some people associate with that business.

Slide 14. Household’s customer base

Now if you look at our customer, quite honestly our customer can be best characterised as the middle income market. We have an average age of 40-50 years old.

Our customers have a very respectable household income of the 45-60 thousand dollars a year type of number. And they have solid but not particularly flashy values for their homes and their autos that they use as collateral for our loans.

There’s a lot of discussion in the States, but no consistent definition of how do you classify a customer as either prime, near prime or sub prime.

Now, based on our analytics which I’ll share with you, we think about two thirds of our portfolio is prime, with the rest split between near prime and sub prime.

Slide 15. Household’s core business

Now our classification is based on both the probability of having a credit default and the severity if you do have a credit default.

Not very scientifically we’ve stratified our portfolio on both of those variables into low, medium and high.

And based on that stratification, we would look at our first lien portfolio and our credit card portfolio as prime, our second lien portfolio and certain other loans as near prime, and our auto and unsecured consumer loan portolios as sub prime.

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Slide 16. Household’s Distribution Channels

Just as we have a lot of customers, we also have a lot of channels. Those are both direct distribution channels and indirect distribution channels

First, on the direct side, 1,700 branches; we also have very strong capabilities in direct mail and telesales.

On the indirect side we are equally strong. Through 140 merchant relationships we have over 70,000 retail point-of-sale opportunities to touch customers. We also have 3,500 tax preparer relationships, about 250 mortgage banker relationships and finance cars that have been sold through 10,000 car dealerships.

I think it’s important to note that whether it’s in the direct space or the indirect space, we have a very strong web presence.

As of September 30, we had about 6 billion dollars of web originated receivables.

Slide 17. Household’s Consumer lending franchise

I think this is an important chart. It underscores that we are a nationwide lender licensed in 46 states, which gives us far reach, total coverage of the United States. And from a credit risk point of view it’s also significant in that it gives us good diversification to regional economic issues as well as to local real estate market conditions.

Slide 18. Characteristics of Household’s business model

Now I’m going to wrap up this section describing the characteristics of the Household business model.

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Underwriting, appraisals, collections, those are all centrally controlled and separated from sales. And that’s a good thing in relation to both costs and control.

We have a strong sales culture, which is really driven by leading point of sale technology.

Our centralised lead management system can deliver leads on a real-time basis to the individual sales office, the individual sales officer in the branch office.

We are also very strong in partnering skills and provide credit for the GM credit card, the Union Privilege credit card, the Best Buy store card, and most recently entered into a relationship with Saks. For those of you are not familiar with that, Union Privilege is the marketing arm of the AFLPIO, which is the largest affinity group in United States, and Best Buy is the premier consumer and electronics retailer in the United States.

There is a heavy focus on costs, we have a cost/income ratio in the low thirty per cent range.

We rely heavily on technology to drive that efficiency, as well as driving sales, collections and customer service.

And finally you can characterise our businesses as being heavily focused on database technology both in marketing, credit risk, customer care and collections.

Slide 19. Opportunities

Now at this time, Douglas is going to talk about some of the opportunities that we all believe are evident in this transaction.

Douglas Flint, Group Finance Director, HSBC Holdings plc:

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Slide 20. Creates a balanced worldwide portfolio

Thank you Dave.

It’s very clear from these charts that this acquisition improves the balance of HSBC’s geographic earnings, through significantly increasing the contribution from North America.

And we also achieve a more balanced distribution of our asset base.

Slide 21. Significantly expands consumer franchise

The combination of HSBC and Household gives the group a much stronger emphasis on personal retail financial services, a business that we like because of the huge diversification achieved through the number of customers served.

Slide 22. Opportunities for cost synergies

There clearly are a number of opportunities for cost synergies. Household will enjoy a lower cost of funding arising from the added stability afforded by the strength of HSBC’s balance sheet. And this can already be seen from the dramatic narrowing of spreads on Household’s bonds since we announced this transaction this morning.

Further cost savings will be explored in the areas of consolidating our card businesses, combining technology infrastructures and there may well be some savings in administrative expenses.

Slide 23. Additional business opportunities

More importantly we believe that there are further opportunities to expand our businesses.

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Capturing the missed opportunities of both HSBC and Household can be achieved, for example, by offering prime products through Household’s origination channels and non-prime products to HSBC’s deposit customers that would fall below HSBC’s credit origination preferences.

Importantly, the ability to migrate customers from non-prime to prime products as their circumstances allow will allow us revenue opportunities, and allows us to keep customers that would otherwise be lost to the Group.

We will explore on an international basis for example how HSBC’s prospective Mexican banking network can be linked into Household’s Hispanic customer base to offer remittance services, and how Household’s consumer finance capabilities in the United States can be offered to qualifying emigrants who are leaving the Mexican banking system to work in the United States.

Slide 24. Transform Household’s storecard business

In the B2B arena, there are particularly exciting opportunities to use HSBC’s stronger brand to enable Household to capture more store card business.

And, combining Household’s partnering skill in its private label card business with HSBC’s merchant acquiring, trade finance and retailing lending business, will generate meaningful sales opportunities.

Slide 25. Complementary technology platforms

Our two systems architectures are almost uncannily compatible. This will allow for cost savings through consolidation and common purchasing, while the significant scalability of Household’s platform should give a low cost expansion opportunity across wider geographic markets particularly in the area of credit cards.

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We also believe that by adopting Household’s marketing database management and credit scoring capability, which are at the forefront of global practices will advance HSBC by perhaps some three to five years in our own endeavours in this area.

Now Dave will talk you through some of Household’s business issues.

Dave Schoenholz, President and Chief Operating Officer of Household International Inc:

Slide 26. Risks

Slide 27. Sales practice settlement

Thanks Douglas.

Coming on the heels of the Beneficial acquisition that Household made in 1998 we had some cases of overly aggressive sales practices in some of our branches. It wasn’t a pervasive issue but we did have problems with regulatory complaints in several states.

Now I think it’s important to realise that we are regulated on a state-by-state basis and we felt confident that we would have the ability to successfully litigate these complaints on a state-by-state basis. That process, however, would have been very long, very protracted and would not have been in the best interests of either our investors or our customers.

So we made a business decision to put this issue behind us and in October we reached a preliminary nationwide settlement with the state agencies regarding these practices. Now that includes states that had no issues of regulatory complaints, but what we really wanted to do was to close this door and get this issue behind us. We established a fund of 484 million dollars, a fund to assist qualifying customers. Currently we have 47 states that cover well over 90 per cent of our volume who have indicated that they want to participate in the settlement.

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Now the settlement, which is on track to be concluded in December, will resolve regulatory concerns without significantly impacting the economics of our current business model. It should also significantly reduce the risk of any related civil litigation liability.

Slide 28. Setting the standard for consumer lending

There has been a lot of publicity in the States on industry-wide lending standards for the non prime customer segments. People have coined the phrase predatory lending as kind of a catchall phrase for dealing with some of these inappropriate and bad sales practices.

The fact is that there have been some bad players in the industry. Importantly, Household is taking the leadership position to implement industry wide best practices in terms of disclosures and compliance. I think that will give us a competitive advantage going forward.

Slide 29. Credit risk mitigation

An issue, a question that we frequently get asked is how well prepared are we in the case there is a US economic downturn, or in the case of rising US consumer debt burdens.

And we began preparing for that as early as late 1999. The biggest thing we did was to emphasise real estate secured lending, which has much lower loss rates than unsecured lending, such as credit cards.

And you can see from this chart that the percentage of the portfolio secured by real estate increased from 31 per cent to 46 per cent.

Also important is that of the percentage of the real estate portfolio, the amount secured by first lien position versus second lien position, also increased dramatically.

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Slide 30. Credit risk mitigation

Now, we also did a number of other steps. We tightened underwriting cut-off scores and restricted initial credit lines. We reduced lending limits and tightened underwriting exceptions.

In our bank card portfolio, we substantially reduced the open-to-buy and today we would have the lowest contingent liability for unused credit lines of any of the major US issuers.

Finally, beginning in 2000, we increased our number of collectors from about 3,400 to 5,900, almost doubling the staff. So we feel very comfortable and strongly believe that our portfolio is very well positioned.

Now Douglas is going to go through an overview of the transaction and some of the financial impacts.

Douglas Flint, Group Finance Director, HSBC Holdings plc:

Slide 31. Transaction overview

Slide 32. Transaction overview

Thank you Dave.

The transaction is a simple stock-for-stock exchange with a fixed exchange ratio of 2.675 HSBC shares, or 0.535 of an HSBC ADS, for each share of Household common stock.

This gives a value for the transaction of some 14.2 billion US dollars.

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The transaction is clearly accretive to EPS and we expect completion of the transaction in the first quarter of 2003 and this will be subject to regulatory approvals and shareholder approvals.

Slide 33. Pro forma impact

The important fact on this pro forma slide is the very different shapes of our balance sheets. We are clearly a very liquid organisation and Household clearly an organisation which funds itself entirely in the wholesale markets

Slide 34. Maintain substantial loss cushion

On the revenue statement, HSBC’s profit and loss account has been characterised by a low absorption level of the bad debt charge as against operating profits.

While on a pro-forma basis the bad debt charge increases significantly, reflecting Household’s business model, this is comfortably covered by the increase in operating profits.

Slide 35. Liquidity and capital remain strong

HSBC’s financial position has always been one of high liquidity and strong capital ratios and both these aspects will be maintained and indeed the transaction, the transaction on a pro forma basis, the combination, still places the combined group well within and indeed slightly less than [the average of] the peer grouping rankings for liquidity.

Our approach to liquidity and capital discipline will be maintained and on this slide the decline in Tier 1 ratio against June of 2002 is actually more to do with the effect of the pending acquisition of Bital in Mexico which is an all cash deal.

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Again in respect of our liquidity we are pleased that both S&P and Moody’s have already announced that they have reaffirmed our credit ratings.

Slide 36. Summary

Let me end by recapping the main points.

We believe this is a great opportunity for us to strengthen both HSBC and Household’s businesses in a way that benefits both sets of shareholders and is consistent with HSBC’s strategic objectives. This deal brings together one of the world’s most successful deposit gatherers with one of the world’s largest generators of assets. And as the Chairman said at the beginning of our meeting, we believe that its an extremely good match.

Household brings over 50 million customers in North America and gives us nationwide coverage throughout the United States. We also welcome into the Group a talented management team which has created one of the best-in-class technology and marketing platforms in financial services.

The transaction provides further balance to HSBC’s earnings, its geographic profile, and its business and product mix.

And we believe it provides significant opportunities for cost, funding and revenue synergies.

Now that concludes the formal part of our presentation.

Slide 37. Pro Forma

Slide 38. Forward Looking Statements

Slide 39. Cautionary Statement

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Please note the following slides on screen regarding the pro forma financial information, forward looking statements and the cautionary statement.

This presentation may contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe- harbour provisions of the US federal securities laws. Because these forward- looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies’ ability to control or estimate precisely, such as changes in economic and market conditions, changes in interest rates and foreign exchange rates, changes in law, governmental policy and regulation, the effects of competition, the ability of HSBC and Household to adequately identify and manage the risks they face, changes resulting from the proposed acquisition including the difficulties integrating systems, operational functions and cultures, and other risk factors detailed in HSBC’s and Household’s respective reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward- looking statements, which speak only as of the date of this announcement. Neither HSBC nor Household undertake any obligation to publicly release any revisions to these forward- looking statement to reflect events or circumstances after the date of this announcement. Investors and security holders are advised to read the prospectus regarding the business combinations transaction referenced in the announcement, when it becomes available, because it will contain important information. The HSBC prospectus will also constitute the Household proxy statement and will be filed with the Securities and Exchange Commission by both companies. Household shareholders may obtain a free copy of the proxy statement/ prospectus (when available) and other related documents filed by either company at the Commission’s website at www. sec. gov . When available, the proxy statement/ prospectus and other documents may also be obtained from HSBC by contacting HSBC, Attention Patrick McGuinness, Investor Relations and/ or Household by contacting Household, Attention Craig Streem, Investor Relations. HSBC and Household and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Household shareholders in favour of the acquisition. Information concerning the participants will be set forth in the proxy statement/ prospectus when it is filed with the Securities and Exchange Commission.

Slide 40. HSBC

ENDS

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     SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By: /s/ P.A. Stafford
Name: P. A. Stafford
Title: Assistant Group Secretary

Dated: November 20, 2002